Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three months ended March 31, 2023 Dated: May 9, 2023

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

1.	INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the three months ended March 31, 2023 (“Q1 2023”). It is prepared as of May 9, 2023 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2023 together with the notes thereto which are available on the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov and on the Company’s website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated; references to C$ refer to Canadian dollars. The functional currency of the parent, its subsidiaries and its investment in Juanicipio (as defined herein), is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American, LLC both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America.

Forward-Looking Statements and Risk Factors

This MD&A contains forward-looking statements (as defined herein) which should be read in conjunction with the risk factors described in section “Risks and Uncertainties” and the cautionary statements provided in section “Cautionary Statements” at the end of this MD&A.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see ‘Related Party Transactions’ below).

2.	DESCRIPTION OF BUSINESS

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the 4,000 tonnes per day Juanicipio project (44%), operated by Fresnillo Plc (“Fresnillo”) (56%) (the “Juanicipio Project”). The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to underground mine production and processing of mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in project in Utah and the Larder Project (as defined herein), located in the historically prolific Abitibi region of Canada.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

3.	HIGHLIGHTS – MARCH 31, 2023 & SUBSEQUENT TO THE QUARTER END

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

✓	Concentrate production at the high-grade Juanicipio mine has commenced. Juanicipio shipped its first commercial lead and zinc concentrates in late March 2023 and regular shipments are planned going forward.

✓	During March 2023, milling rates at Juanicipio were around 60% of design, delivering an average of 2,476 tonnes per day (“tpd”) with rates periodically reaching up to 3,900 tpd.

✓	Performance during April has improved with the comminution circuit consistently delivering rates of 3,700 tpd as well as a decrease in unplanned stoppages. As the plant approaches design capacity, higher grade mill feed has been introduced with a commensurate improvement in silver recovery rates and concentrate grades.

✓	Over the course of Q1 2023 lower grade material that was earmarked for commissioning activities was processed through the Juanicipio plant with recovery rates averaging 84% for silver, slightly above expectations for this stage of the commissioning.

✓	MAG reported net income of $4,713 or $0.05 per share for the three months ended March 31, 2023 ($2,680 or $0.03 per share for the three months ended March 31, 2022).

✓	Discovery of the Carissa zone found in aggressive step-outs drilled 1 km to the southwest of the Deer Trail mine corridor.

✓	Closed two bought deal financings during Q1 2023: a $42,558 public offering of common shares on February 7, 2023, and a $17,133 (C$23,024) private placement of common shares on February 16, 2023 on a “flow-through basis”.

OPERATIONAL (on a 100% basis unless otherwise noted)

✓	The beneficiation plant at the Juanicipio Project, which was recently energized following connection to the national power grid in December 2022, continued commissioning and full-scale ramp-up of milling activities. As reported by the operator, Fresnillo, the operation remains on track to reach nameplate production mid-to-late 2023. During this ramp-up period, excess mineralized material from the Juanicipio Project continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo) on an available capacity basis.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

✓	For the three months ended March 31, 2023:

•	222,023 tonnes of mineralized stope material and low grade commissioning stockpiles were processed through the Juanicipio, Fresnillo and Saucito plants, with 2,000,974 payable silver ounces, 5,291 payable gold ounces, 1,281 payable lead tonnes and 1,656 payable zinc tonnes produced and sold;

•	average silver head grade for the quarter was 363 g/t; and

•	pre-commercial production revenue (net of treatment and processing costs) totalled $51,482 for the quarter, less $27,378 in production and transportation costs and $7,955 in depreciation and amortization charges, netting $16,149 in gross profit by Juanicipio.

✓	At the end of quarter Juanicipio held 167 tonnes of lead concentrate and 715 tonnes of zinc concentrate in inventory.

✓	At the end of the quarter, Juanicipio held cash balances of $8,454, up from $1,102 at the end of 2022, mainly as a result of a $56,800 cash injection from the partners ($24,992 for MAG’s 44% share) to extinguish substantial tax and mining duty obligations in Mexico. In addition, cash balances at Juanicipio were further offset by continued capital expenditures, lower milled grades, additional ramp up working capital requirements and ongoing underground development expenditures, which were partially mitigated by higher metal prices.

CORPORATE

✓	The Company is progressing its second annual sustainability report (the “2022 Sustainability Report”). The 2022 Sustainability Report will reinforce the Company’s environmental, social and governance (ESG) commitments and provide updates to the Company’s ESG practices and performance for the 2022 year. In October 2022, MAG submitted its inaugural sustainability report for the 2021 year (“the 2021 Sustainability Report”) and its Communication on Progress (“CoP”) to the United Nations Global Compact (“UNGC”) and is completing the subsequent CoP for 2022 to reaffirm its commitment to the 10 Principles of the UNGC. MAG’s 2021 Sustainability Report is available on the Company’s website at https://magsilver.com/esg/reports/.

✓	Several policies and charters including the Human Rights, Diversity, Equity and Inclusion, Enterprise Risk Management, Health, Safety, Environment and Social Responsibility policies and Health, Safety, Environment and Community Charter were updated and are available on the Company’s web site at https://magsilver.com/corporate/governance/.

✓	The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 common shares, at a price of $14.65 per common share. Additionally, the Company closed a $17,133 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 common shares on a “flow-through basis” (as defined in the Income Tax Act (Canada)) (the “Flow-Through Shares”), at a price of $17.67 (C$23.75) per Flow-Through Share.

✓	On April 29, 2023, the Mexican Senate approved material amendments to the Federal Mining Law (as defined herein), which amendments are subject to the final approval of Mexico’s Federal Executive Branch. The Company is facilitating a thorough review and evaluation of potential outcomes and their implications specifically concerning our 44% interest in Juanicipio, including the treatment of concessions issued under previous legislation. See “Trend Information” for further information regarding the nature of the proposed amendments.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

EXPLORATION

✓	Juanicipio Project:

•	Results from the 2022 exploration program at the Juanicipio Project completed in December 2022 and totaling 25,858 metres are pending.

•	Infill drilling at Juanicipio continued in Q1 2023 with 4,109 metres drilled, for which assay results are also pending. There are currently three rigs turning with the goal of continuing to test the Valdecañas Vein system at depth and further increase the confidence of the Deep Zone resource.

✓	Deer Trail Project (as defined herein), Utah:

•	Results from six of nine completed holes (12,157 metres total) in surface-based Phase 2 drilling on the Deer Trail Carbonate Replacement Deposit (“CRD”) project were reported on January 17, 2023 (see Press Release January 17, 2023 under the Company’s SEDAR profile at www.sedar.com) and highlights include:

▪	Carissa Zone Discovery: holes DT22-09 & 10 contain, by far, the most widespread mineralization and strongest alteration drilled on the property. Both holes cut several hundred metres of progressively increasing Argentiferous (silver-bearing) Manganese-Oxide Mineralization (“AMOM”), marble and skarn before entering zones of distinctive silver-copper-zinc bearing sulfide “lacing”, in turn cut by zones of pervasive mineralized skarn.

▪	DT22-09 intercepted 273.8 metres of distinctive sulfide lacing (mineralization) averaging 12 g/t silver, 0.2% copper, 0.1% lead and 0.2% zinc, with individual sulphide bands grading 59-266 g/t silver, 0.2-5.5% copper, 0.1-1.5% lead, 0.1-5.2% zinc and trace-1.5 g/t gold.

▪	The lacing zone in hole DT22-09 is preceded by hundreds of metres of progressively zoned AMOM, marble and mineralized garnet-pyroxene-magnetite skarn.

▪	DT22-10 cut the same progression of alteration as DT22-09 over 115.6 metres before being lost in sulphide lacing mineralization.

▪	Mineralization intercepted in holes DT22-05 through 08 within the Deer Trail mine corridor differs compositionally and geologically from that observed at Carissa, indicating they were likely fed along a separate mineralization pathway from those responsible for Carissa.

▪	The overall results continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extend from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD systems.

▪	Assays are pending for completed holes DT22-11, 12 and 13. DT22-13 was drilled 1.7 km southeast of the Carissa zone testing a strong geophysical anomaly coincident with the intersection of two major structures.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

•	MAG plans to drill up to three porphyry targets thought to be the source of the manto, skarn and epithermal mineralization and vast amounts of alteration throughout the Deer Trail Project area including those observed at Deer Trail and Carissa. Future programs are being developed to offset Carissa and test other high priority targets.

✓	Larder Project, Ontario:

•	In 2022 MAG initiated a comprehensive data review and drilling campaign on the Larder Project. The drilling program focused below and lateral to potential mineralization shoots.

•	In total, 10 holes (10,484 meters) were drilled in 2022 by the Company at the Cadillac Larder Break East zone of the project. The drilling campaign has proven the geological units exist at depth and has allowed for the acquisition of structural data at depths never recorded in the history of the project. Assay results extended the Bear East mineralization down to a depth of 600 meters from surface.

•	Drilling continued in January 2023 in the Swansea area on the west side of the property. These holes tested a geophysical anomaly coincident with the Larder Break. All holes reached the target structure intercepting up to 50 metres of pervasive sericite +/- fuchsite/carbonate alteration and silicification within the targeted structure. Assays are pending.

•	2023 will see continued drilling of the Swansea area, Bear and other priority 2nd and 3rd order structures identified to be potential gold hosts.

4.	JUANICIPIO PROJECT

HISTORY AND BACKGROUND

MAG owns 44% of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), a company incorporated under the laws of Mexico, which owns the Juanicipio Project. Fresnillo is the project operator and holds the remaining 56%. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio plant and mining equipment to be leased to Minera Juanicipio. As MAG has a 44% interest in each of Minera Juanicipio and Equipos Chaparral, the two are collectively referred to herein as “Juanicipio”.

MAG independently commissioned AMC Mining Consultants (Canada) Ltd. (“AMC”) to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project, which was completed in accordance with NI 43-101 and announced by the Company on November 7, 2017. AMC subsequently prepared a revised version of the technical report titled “MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated)” with an effective date of October 21, 2017 and a revised date of January 19, 2018 (the “2017 PEA”). As shareholders of Minera Juanicipio, Fresnillo and MAG jointly approved the Juanicipio Project mine development on April 11, 2019, following which project construction commenced immediately and the underground mine development continued.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

Development and exploration of, and production from, the Juanicipio Project are all being carried out by the project operator, Fresnillo, with MAG being represented in all Juanicipio board of directors, technical committee, joint health and safety committee and ad-hoc meetings. Commissioning of the processing plant is under the guidance of an Engineering, Procurement and Construction Management contract entered into with an affiliate of Fresnillo. MAG’s share of project costs is currently being funded by operating cash flow from underground mine production, by cash calls through its 44% interest in Juanicipio and, to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro-rata to its ownership interest. An operator services agreement will become effective upon initiation of commercial production whereby Fresnillo and its affiliates continue to operate the mine (the “Operator Services Agreement”). Both lead and zinc concentrate off-take agreements have been executed by Minera Juanicipio with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”) (an affiliate of Fresnillo), under which both concentrates will be sold and treated at international benchmark market terms in Torreón, Mexico.

Underground development and construction of surface infrastructure and facilities has progressed largely according to the plan envisioned in the 2017 PEA, with the exception of the commissioning of the 4,000 tpd processing facility (see “Processing Plant Construction and Commissioning” below). The Juanicipio beneficiation plant, which was recently energized following connection to the national power grid in December 2022, has commenced commissioning and full-scale ramp-up of milling activities. During the quarter, Juanicipio commenced concentrate production and shipped its first commercial lead and zinc concentrates in late March 2023. According to operator Fresnillo, the operation remains on track to reach nameplate production mid-to-late 2023. During this ramp-up period, excess mineralized material from Juanicipio continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo) (see ‘Underground Mine Production’ below) on an available capacity basis.

Total Juanicipio Project expenditures incurred and capitalized by Juanicipio (on a 100% basis) for the three months ended March 31, 2023 amounted to $20,288 (three months ended March 31, 2022: $33,576). Of the total capitalized expenditures, $11,557 (March 31, 2022: $26,326) are development expenditures, $6,598 (March 31, 2022: $4,315) are sustaining capital expenditures (capital expenditures that are intended to maintain ongoing operations), $2,133 (March 31, 2022: $1,589) are exploration expenditures, and nil (March 31, 2022: $1,346) is capitalized shareholder loan interest.

Gross profit (revenue less cost of sales including depreciation and amortization) from processing Juanicipio mineralized development and stope material at the Juanicipio, Saucito and Fresnillo plants for the three months ended March 31, 2023 totalled $16,149 (three months ended March 31, 2022: $46,221) on a 100% basis (see ‘Underground Mine Production – Juanicipio Project’ below).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

UNDERGROUND MINE PRODUCTION

With the Juanicipio plant now in the ramp-up phase, excess mineralized material from the Juanicipio Project continues to be campaign processed, subject to capacity availability, at the nearby Saucito and Fresnillo plants (both 100% owned by Fresnillo). Metals are refined and sold on commercial terms under long-term off-take agreements with an affiliate of Fresnillo.

In the three months ended March 31, 2023, a total of 222,023 tonnes of mineralized development and stope material were processed through the Juanicipio, Saucito and Fresnillo plants. The resulting payable metals sold and associated processing details are summarized in the following table. The sales and treatment charges for tonnes processed in Q1 2023 were recorded on a provisional basis and will be adjusted in the second quarter of 2023 based on final assay and pricing adjustments in accordance with the offtake contracts.

Mineralized Material Processed at Juanicipio, Saucito and Fresnillo Plants (100% basis)

Three Months Ended March 31, 2023 (222,023 tonnes processed)				Q1 2022 Amount $
Payable Metals	Quantity	Average Per Unit $	Amount $
Silver	2,000,974 ounces	22.93 per oz	45,875	55,899
Gold	5,291 ounces	1,959.50 per oz	10,367	10,291
Lead	1,281 tonnes	0.94 per lb.	2,661	2,483
Zinc	1,656 tonnes	1.43 per lb.	5,208	5,712
TCRCs and other processing costs			(12,629)	(9,469)
Net Revenue			51,482	64,916
Production and transportation costs			(27,378)	(15,264)
Depreciation and amortization (1)			(7,955)	(3,431)
Gross Profit			16,149	46,221

(1) The underground mine is now in stopes with mineralized development and stope material being processed through the Juanicipio, Saucito and Fresnillo plants and refined and sold. The mine was considered readied for its intended use on January 1, 2022.

The average silver head grade for the mineralized development and stope material processed in the three months ended March 31, 2023 was 363 g/t (three months ended March 31, 2022: 597 g/t). The lower head grade was a direct result of the processing of lower grade stockpiles which were earmarked for the commissioning of the Juanicipio processing facility. Mining operations continue to perform as planned and will ramp up high grade feed as the Juanicipio plant approaches commercial production and recovery rates are in line with design. Over the course of Q1 2023 the Juanicipio plant delivered recovery rates averaging 84% for silver, slightly above expectations at this stage of the commissioning.

The increase in Q1 2023 net revenue quarter-on-quarter ($51,482 in the current quarter compared to $45,881 in Q4 2022) was a function of a 9% increase in blended metal volumes and a 3% increase in realized blended metal prices. The higher metal volume was driven predominantly by a 34% increase in tonnes processed, offset by 13% lower silver head grade for reasons outlined above.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

From August 2020 to March 31, 2023, a total of 1,191,936 tonnes of mineralized material from the Juanicipio Project have been processed, with 64,830 tonnes at the Juanicipio processing plant and 1,127,106 tonnes at the two Fresnillo processing plants. By bringing forward the start-up of the underground mine and processing mineralized development and stope material at the Fresnillo plants in advance of commissioning the Juanicipio plant, MAG and Fresnillo secured several positive outcomes for the Juanicipio Project:

•	generated cash-flow from production to offset some of the cash requirements of the initial and sustaining capital;
•	realized commercial and operational de-risking opportunities;
•	de-risked the flotation process and reagent mix through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
•	increased certainty around the geological block model prior to start-up of the processing plant; and
•	is expected to allow a faster and more certain ramp-up to the nameplate 4,000 tpd plant design.

PROCESSING PLANT CONSTRUCTION AND COMMISSIONING

The Juanicipio Project team delivered the 4,000 tpd processing plant for commissioning in the fourth quarter of 2021. However, as previously reported, in late 2021, the Comisión Federal de Electricidad (“CFE”), a state-owned electrical company, notified Fresnillo that approval to complete the tie-in to the national power grid could not yet be granted and the mill commissioning timeline would therefore be extended. This delay primarily related to staffing effects related to the COVID-19 pandemic on the state-owned electrical company. To mitigate the effect on cash flow generation from the Juanicipio Project while CFE approvals were pending, Fresnillo made available unused plant capacity at its Saucito and Fresnillo operations to process mineralized material produced at the Juanicipio Project during this period, matching commissioning and ramp up tonnages that were previously expected, where possible. On December 28, 2022, the Company announced its receipt of CFE approval, the completion of the electrical tie-in to the national power grid and the envisioned commissioning of the 4,000 tpd processing facility. Commissioning commenced in early January 2023 with feed of lower grade mineralized material to the grinding mills. Juanicipio produced and shipped its first commercial lead and zinc concentrates in March 2023 and has commenced regular concentrate shipments. Processing of higher-grade material has commenced in April with commensurate improvements in silver recovery and associated concentrate grades.

UNDERGROUND DEVELOPMENT

As discussed above, the mineralized material encountered in underground development and from initial stopes at Juanicipio, is now being processed at Juanicipio as well as the nearby Fresnillo owned processing plants (see ‘Underground Mine Production’ above).

Once in full production, mineralized material from mining will be hauled to an underground crushing station and crushed underground. The crushed mineralized material will be trucked to the process plant until the conveyor ramp and belt are completed. The upper and lower segments of the conveyor ramp were connected in December 2022, greatly improving ventilation and allowing conveyor construction to begin. When the conveyor is completed, the crushed mineralized material will be conveyed directly from the underground crushing station to the process plant area via the conveyor ramp. The conveyor ramp provides access to the entire Valdecañas underground mining infrastructure and as mentioned above serves as a fresh air entry for the ventilation system. As well, the long-term mine ventilation system is nearing completion with the #1 and #2 ventilation shafts commissioned and ventilating some of the lower areas of the mine.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

Total underground development to date is approximately 63km (39 miles), including 3.45 km (2.1 miles) completed during the three months ended March 31, 2023. Underground mine infrastructure is well advanced and development continues to focus on:

•	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein System;
•	making additional cross-cuts through the vein and establishing the initial mining stopes.
•	finalizing construction of the underground crushing system, underground warehouse, fuel storage and pumping station;
•	advancing the underground conveyor ramp to and from the surface processing facility from both faces; and
•	integrating additional ventilation and other associated underground infrastructure.

Due to the poor rock quality on the western section of the upper Valdecañas Vein, cut and fill has been chosen as the mining method for the higher levels in this section. A trial longhole stope has been in operation for the past year, and this will be the preferred mining method through the main central section and eastern side of Valdecañas Vein, and ultimately the west side as well once ground conditions improve with depth.

Labour reform legislation on subcontracting and outsourcing in Mexico was published on April 23, 2021 and came into effect on September 1, 2021. With various restrictions on hiring contractors, Fresnillo, as operator, internalized a significant portion of its contractor workforce and hence invested in equipment either not previously in the project scope or not envisaged to be required until later in the mine life, to be utilized in underground operations. As well, certain underground development expenditures related to processing development material and some small items brought forward from project investments planned in the future are now considered sustaining capital by Fresnillo. The costs incurred are expected to reduce future sustaining capital costs and totalled approximately $6,598 on a 100% basis in the three months ended March 31, 2023. These costs are included in the current Juanicipio Project development costs but are not considered by the operator as part of the initial project capital.

PROJECT CAPITAL

With the plant now in the commissioning and ramp-up phase, final construction costs are winding down. During the commissioning and ramp-up of the Juanicipio plant, cash flow from ongoing processing, along with the cash held by Juanicipio at March 31, 2023 of $8,454 on a 100% basis, are expected to substantially fund any remaining capital requirements as Juanicipio approaches free cash flow generation. Additional funding requirements related to market conditions (i.e. lower metal prices or higher inflation driving higher costs for instance), delayed commissioning (see Risks and Uncertainties below), tax payments or for additional sustaining capital in excess of the operating cash flow generated is expected to be funded by further cash calls required from Fresnillo and MAG (see ‘Liquidity and Capital Resources’ below).

OUTLOOK

With the delay in connecting the Juanicipio plant to the national power grid, Fresnillo, as operator, reports that commissioning of the Juanicipio processing plant is expected to ramp up to the nameplate 4,000 tpd capacity in mid-to-late 2023 with a moderated impact on planned 2023 production due to the later than expected commissioning at Juanicipio (from mid-2022 to early 2023). An Operator Services Agreement will become effective upon the declaration of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine. Until the ramp-up of the Juanicipio processing plant is completed, excess mineralized material from Juanicipio may continue to be processed at the Fresnillo and Saucito processing plants (both 100% owned by Fresnillo), with the lead (silver-rich) and zinc concentrates treated at market terms under off-take agreements with Met-Mex.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

According to Fresnillo, the Juanicipio Project is expected to employ approximately 1,720 people once at full production, with potential to scale-up operations in the future beyond 4,000 tpd.

EXPLORATION – Juanicipio Project

Most of the Juanicipio Project concession remains unexplored with many untested targets still to be pursued within the property. Drilling in recent years has been primarily designed to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and to further trace mineralization to depth.

2023 Exploration Program

The Q1 2023 expenditures for the 2023 exploration program totalled $2,133 on a 100% basis, for drilling designed to expand and convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and to explore other parts of the Juanicipio concession. Drilling is in progress with 3 surface rigs. Current drilling is focused on infilling the Valdecañas Vein System including Anticipada, Pre-Anticipada and the Venadas structures. In total 25,858 metres were drilled in 2022, and 4,109 metres were drilled in Q1 2023.

Beginning in mid-January 2022, drilling of four holes began on the Los Tajos (formerly: Cesantoni Kaolinite Pits target (“Los Tajos”)) target in the northwestern corner of the Juanicipio Project concession, roughly 6 km west of the Valdecañas Vein and related underground infrastructure. Thousands of tonnes of mixed kaolinite-illite clays have been mined over the last 25 years by the Cesantoni Ceramics Company from a series of pits developed along the strong northeast-trending Los Tajos structure. This orientation is almost orthogonal to the northwest-trending veins that dominate the district, but is roughly parallel to the high-grade Venadas Vein family that cuts the northwest-trending Valdecañas Vein. Drilling was executed with a highly portable rig to minimize surface disturbance and was completed in Q3 2022.

Due to permitting restrictions, drilling was directed from east to west using depth-limited man-portable equipment. This meant the structure was drilled from its footwall. The structure appears to dip more shallowly to the west than expected and as a result the structure was intersected at a very high level. Drilling was stopped after four holes cut small veinlets and alteration interpreted as high level intercepts.

The Company expects to release complete 2022 assay results once final results are forwarded from the operator, interpretation is complete, and the associated requisite quality assurance and quality control has been finalized.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

5.	DEER TRAIL PROJECT

BACKGROUND AND HISTORY

MAG executed an option agreement (the “Deer Trail Agreement”) effective December 20, 2018 to consolidate and acquire 100% of the consolidated historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 6,500 hectares (“ha”). The counterparties to the Deer Trail Agreement contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the counterparties retaining a 2% net smelter returns (“NSR”) royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual expenditures ($21,040 expended to March 31, 2023) and $2,000 in advanced royalty payments ($650 paid to March 31, 2023), both over the 10-year term of the Deer Trail Agreement, by December 2028. All minimum obligatory commitments under the Deer Trail Agreement have been satisfied (see ‘Exploration and Evaluation Assets’ below).

The Company believes that the Deer Trail Project is a silver-rich carbonate replacement deposit (“CRD”). Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technologies to the search for an entire suite of mineralization systems expected to occur on the property.

MAG’s exploration focus on the project is to seek the source of the historically mined high-grade silver-lead-zinc-copper-gold Deer Trail manto in the thick section of high-potential limestone host (Redwall Limestone) that regional mapping indicated lies just below the interlayered sedimentary and limestone sequence that hosts the historical Deer Trail mine mineralization. On this basis, the 2021 Phase I drill program saw the completion of three holes totaling 3,927 metres drilled from surface (see Press Release September 7, 2021 under the Company’s SEDAR profile at www.sedar.com). The program successfully fulfilled all three of its planned objectives by:

1)	Confirming the presence of a thick section of more favorable carbonate host rocks below the Deer Trail mine;

2)	Confirming and projecting two suspected mineralization feeder structures to depth; and

3)	Intercepting high-grade mineralization related to those structures in host rocks below what was historically known.

A follow up program was completed in Q1 2023, and included 9 holes (12,157 metres total) in total, of which six holes were reported on January 17, 2023 (see Press Release January 17, 2023 under the Company’s SEDAR profile at www.sedar.com) and highlights include:

▪	Carissa Zone Discovery: holes DT22-09 & 10 contain, by far, the most widespread mineralization and strongest alteration drilled on the property. Both holes cut several hundred metres of progressively increasing AMOM, marble and skarn before entering zones of distinctive silver-copper-zinc bearing sulfide “lacing”, in turn cut by zones of pervasive mineralized skarn.

▪	DT22-09 intercepted 273.8 metres of distinctive sulfide lacing (mineralization) averaging 12 g/t silver, 0.2% copper, 0.1% lead and 0.2% zinc, with individual sulphide bands grading 59-266 g/t silver, 0.2-5.5% copper, 0.1-1.5% lead, 0.1-5.2% zinc and trace-1.5 g/t gold.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

▪	The lacing zone in hole DT22-09 is preceded by hundreds of metres of progressively zoned AMOM, marble and mineralized garnet-pyroxene-magnetite skarn.

▪	DT22-10 cut the same progression of alteration as DT22-09 over 115.6 metres before being lost in sulphide lacing mineralization.

▪	Mineralization intercepted in holes DT22-05 through 08 within the Deer Trail mine corridor differs compositionally and geologically from those observed at Carissa, indicating they were likely fed along a separate mineralization pathway from those responsible for Carissa.

▪	The overall results continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extend from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD systems.

▪	Assays are pending for completed holes DT22-11, 12 and 13. DT22-13 was drilled 1.7 km southeast of the Carissa zone testing a strong geophysical anomaly coincident with the intersection of two major structures.

Deer Trail Outlook

As next steps, MAG plans to drill up to three porphyry targets, offset Carissa and to test other high priority targets. The inferred porphyries are thought to be the source of the extensive alteration and manto, skarn and epithermal mineralization known throughout the Deer Trail Project area (including at Deer Trail and Carissa).

Surface mapping and sampling, environmental baseline studies and permitting in these prospective areas are in process.

6.	LARDER PROJECT

BACKGROUND AND HISTORY

On March 11, 2022, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (“Gatling”) to acquire all of the issued and outstanding common shares of Gatling with the issuance of common shares of the Company and the advancement of a C$3,000 convertible note receivable. On May 20, 2022, the Company completed the acquisition of Gatling by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Gatling Transaction”), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder project located in the historically prolific Abitibi greenstone belt in Northern Ontario, Canada (the “Larder Project”). Under the terms of the Gatling Transaction, each former Gatling shareholder received 0.0170627 of a common share of the Company in exchange for each share of Gatling held immediately prior to the Gatling Transaction. Holders of options and warrants to acquire common shares of Gatling received replacement options and warrants, respectively, entitling the holders thereof to acquire common shares of the Company, based on, and subject to, the terms of such options and warrants of Gatling, as adjusted by the plan of arrangement.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

MAG issued a total of 774,643 common shares in connection with the Gatling Transaction. The Company also issued 43,675 replacement stock options and 53,508 replacement warrants. A portion of the liabilities of Gatling related to change of control payments to Gatling executive management was settled by the issuance of 63,492 shares of the Company.

The Company has determined that the Gatling Transaction did not meet the definition of business combination under International Financial Reporting Standards (“IFRS”) 3 – Business Combinations and accordingly, has been accounted for as an asset acquisition.

The Larder Project hosts three gold zones along the Cadillac-Larder Lake Break (the “Break”), 35 km east of Kirkland Lake and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry townships. The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties associated with various mineral claims and various payments upon a production announcement. MAG has retained the Larder Project exploration team.

The Larder property includes several known shear-hosted (“orogenic”) gold mineralization centres located along approximately 8.7 km of strike length of the greater than 250 km long Break, a highly-productive regional first-order shear structure. Unlike in many other shear-hosted gold deposits, mineralization occurs on the Break as concentrated ore shoots along the major first-order structure as well as along related second or third-order structures. This relationship appears similar to that manifested at the nearby and adjoining well-known gold camps along the Break such as the Kerr-Addison mine (approximately 5 km to the east) and the Kirkland Lake district (approximately 35 km to the west). The Larder segment lacks systematic exploration, especially to depths below 500 metres on the main Break and along most of the subsidiary shear structures.

The Larder property has numerous non-technical advantages. It lies in a mining-friendly jurisdiction with a very long history of mining. There are First Nation agreements in place, with positive ongoing dialogue. No significant environmental legacies are known. Infrastructure (electrical, gas, highway, water) and access are excellent; exploration costs are relatively low; experienced labour is readily available in the area; and permitting is streamlined, predictable and timely. Importantly, many initial targets can be drilled from existing permitted pads.

MAG is applying an integrated district-scale exploration model and modern technology to the search for large-volume, high-grade gold mineralization of the style known to occur throughout the Abitibi region and along neighboring segments of the Cadillac-Larder Lake Break. MAG’s technical team believe that a combination of systematic surface-based exploration combined with geophysics should uncover numerous targets in this highly gold mineralized region. This will focus efforts along not just the Break proper, but also along the many known, and geophysically indicated 2nd and 3rd order structures throughout the balance of the sparsely tested claim package. The Kir Vit prospect within the Larder claim package, is the most advanced of these and may be hosted by the same structure as the Upper Beaver mine owned by Agnico Eagle Mines Limited currently in construction a few kilometers to the west.

MAG anticipates that the mineralization style and characteristics on this property may be similar as in neighbouring major camps, however, no assurance of this can be made. Readers are cautioned that, as the Company exploration and drilling programs at the Larder Project advance, results may prove to be materially different from those arising from adjacent properties.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

Larder Project Outlook

MAG initiated a comprehensive data review and initial drilling campaign in the second half of 2022. The drilling program focused below and lateral to previously identified mineralization. The drilling campaign has proven the geological units exist at depth and has allowed for the acquisition of structural data at depths never recorded in the history of the project. Assay results extended the Bear East mineralization down to a depth of 600 meters from surface. Together with concurrent groundwork, MAG also expects to advance other high priority targets on the property.

On February 16, 2023 MAG closed a bought deal flow-through financing for total proceeds of $17,133 (C$23,024) for the Larder Project. The field team are currently reviewing the extensive property data and historical drill core as part of a property wide technical reassessment program to improve understanding of the different styles of mineralization, alteration and structure. The goal is to develop a long-term systematic exploration program to cover the entire property. Plans are being finalized for a drilling program in the second half of 2023 and 2024.

7.	INVESTMENT IN JUANICIPIO

The Company’s investment relating to its interest in Juanicipio is detailed as follows for the three months ended March 31, 2023 and the year ended December 31, 2022:

	March 31,	December 31,
	2023	2022
	$	$
Juanicipio Project oversight expenditures incurred 100% by MAG	155	719
Cash contributions and advances to Juanicipio	24,992	8,140
Total for the period	25,147	8,859

Income from equity accounted investment in Juanicipio	7,919	40,767
Interest earned net of recontributions, reclassified to accounts receivable	(1,679)	(2,394)
Balance, beginning of period	338,316	291,084
Balance, end of period	369,703	338,316

During the three months ended March 31, 2023, the Company incurred Juanicipio oversight expenditures of $155 (year ended December 31, 2022: $719) and made cash advances of $24,992 to Juanicipio (year ended December 31, 2022: $8,140).

A portion of the investment in Juanicipio is in the form of interest-bearing shareholder loans. For the three months ended March 31, 2023 the Company earned interest net of recontributions amounting to $1,679 (year ended December 31, 2022: $2,394), which has been reclassified to accounts receivable.

During the three months ended March 31, 2023, MAG recorded $7,919 income from its equity accounted investment in Juanicipio (March 31, 2022: $13,762) as outlined in the following table.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

	Three months ended
	March 31,	March 31,
	2023	2022
	$	$
Gross profit from processing mineralized development material (see Underground Mine Production – Juanicipio Project above)	16,149	46,221
Consulting and administrative expenses	(1,499)	(1,532)
Extraordinary mining duty	(520)	(103)
Exchange losses, interest expenses, and other	(6,680)	(821)
Net income before tax	7,450	43,765
Income tax benefit (expense)	6,731	(12,487)
Net income for the period (100% basis)	14,181	31,278
MAG’s 44% share of income	6,240	13,762
Interest on loans advanced to Juanicipio - MAG 44%	1,679	-
MAG’s 44% share of income from equity accounted Investment in Juanicipio	7,919	13,762

8.	EXPLORATION AND EVALUATION ASSETS

Deer Trail Project

In 2018, the Company entered into an option agreement with a private group whereby MAG has the right to earn 100% ownership interest in a company which owns the Deer Trail Project in Utah, USA (see ‘Deer Trail Project’ above). The Company paid $150 upon signing the agreement, $150 in each of 2020 and 2021, and $200 in December 2022. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,350 over the next 7 years, and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (as of March 31, 2023, the Company has incurred $21,040 of eligible exploration expenditures on the property).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

Larder Project

In 2022, through the acquisition of Gatling, the Company acquired 100% of the Larder Project in Ontario, for which the Company recognized $15,187 in exploration and evaluation assets.

Fair value of identified assets acquired and liabilities assumed	$

Assets
Cash and cash equivalents	89
Receivables, prepaids and deposits	115
Exploration and evaluation assets	15,187
Total Assets	15,391

Liabilities
Accounts payables and accrued liabilities	1,315
Lease liabilities	37
Total Liabilities	1,352

Net assets acquired	14,039

As at March 31, 2023, the Company has incurred $3,709 spend after acquisition costs, of which $1,754 were drilling costs.

Option Earn-in Project

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company could earn up to a 100% interest in a prospective land claim package in the Black Hills of South Dakota. Although the geological prospect of the property remained encouraging, growing negative sentiment towards resource extraction in the area, combined with a slow consultation process resulted in significant challenges being encountered in permitting the property for exploration drilling. The Company provided formal notice that it would not be making the final $150 option payment in May 2022 and concurrently wrote-down the full carrying amount of $10,471 during the quarter ended March 31, 2022. Since then, the Company holds no further interest in the project.

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

9.	REVIEW OF FINANCIAL RESULTS

Three months ended March 31, 2023 vs. Three months ended March 31, 2022

	For the three months ended
	March 31,	March 31,
	2023	2022
	$	$

Income from equity accounted investment in Juanicipio	7,919	13,762
General and administrative expenses	(3,272)	(2,270)
General exploration and business development	(102)	(25)
Exploration and evaluation assets written down	-	(10,471)
Operating income	4,545	996

Interest income	564	101
Other income	127	-
Foreign exchange loss	(180)	(19)
Income before income tax	5,056	1,078

Deferred income tax (expense) benefit	(343)	1,602
Net income for the period	4,713	2,680

Income from equity accounted investment in Juanicipio decreased to $7,919 during the three months ended March 31, 2023 (March 31, 2022: $13,762), mainly due to (100% unless otherwise stated) margin compression associated with lower metal volumes and prices ($10,274), higher costs impacted by adverse cost inflation ($3,454), higher depreciation ($4,524) driven by operational ramp up as well as the additional mining and processing costs associated with start up of operations at Juanicipio ($10,153). Additionally, exchange losses, interest expenses, and other costs increased by $5,849 mainly as a result of interest incurred on shareholder loans ($3,816) being expensed during Q1 2023 which were historically capitalised to capital work in progress. All of these factors were offset by a tax benefit variance of $19,218 driven predominantly by non-cash deferred tax credits related to the commencement of use of plant and equipment at Juanicipio.

General and administrative expenses increased to $3,272 during the three months ended March 31, 2023 (March 31, 2022: $2,270) due to:

•	increase in management compensation and consulting fees to $1,135 (March 31, 2022: $769) mainly due to a change in the timing of recognition of the Company’s employee short-term incentive costs;
•	increase in share-based payment expense (a non-cash item) to $763 (March 31, 2022: $497) mainly attributable to a change in the cadence of the award of certain equity grants in 2022. During the three months ended March 31, 2023, the Company granted 230,907 stock options (March 31, 2022: nil), 152,055 PSUs (as defined herein) (March 31, 2022: nil) and 54,022 RSUs (as defined herein) (March 31, 2022: nil) to employees and consultants under its equity compensation plans. As well, the Company granted 15,365 DSUs (as defined herein) under the plan and 1,646 DSUs to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash (March 31, 2022: nil and nil respectively); and
•	increase in shareholder relations and travel to $116 and $95 respectively (March 31, 2022: $63 and $12) as the Company resumed attending in-person conferences and trade shows.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

Interest income increased to $564 during the three months ended March 31, 2023 (March 31, 2022: $101) as a result of significantly higher cash balance and interest rates compared to the comparative quarter.

Other income of $127 during the three months ended March 31, 2023 (March 31, 2022: nil) is attributable to the amortization of the flow-through premium liability.

Foreign exchange loss of $180 in the three months ended March 31, 2023 (March 31, 2022: $19) is related to exchange rate changes to the Canadian dollar and Mexican peso relative to the Company’s US dollar functional currency.

Exploration and evaluation assets written down by $10,471 was recorded by the Company during the three months ended March 31, 2022 in comparison with nil in the three months ended March 31, 2023, as described above in ‘Exploration and Evaluation Assets’.

Deferred income tax expense of $343 during the three months ended March 31, 2023 (March 31, 2022: $1,602 deferred income tax benefit) primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

As a result of the foregoing, net income for the quarter was $4,713 compared to $2,680 net income in the same quarter of the prior year.

Other Comprehensive Income (Loss):

	For the three months ended
	March 31,	March 31,
	2023 $	2022 $

Net income for the period	4,713	2,680

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities	(1)	(58)
Deferred tax benefit	-	7
Other comprehensive loss	(1)	(51)

Total comprehensive income	4,712	2,629

In other comprehensive income (loss) during the three months ended March 31, 2023, MAG recorded an unrealized mark-to-market loss of $1 (March 31, 2022: $51, net of $7 deferred tax benefit) on equity securities.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

10.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
	$	$
Assets

Current assets
Cash	54,613	29,955
Other current assets	4,405	1,940
Total current assets	59,018	31,895
Non-current assets
Investments	9	11
Investment in Juanicipio	369,703	338,316
Exploration and evaluation assets	39,947	37,259
Property and equipment	331	348
	409,990	375,934
Total assets	469,008	407,829

Liabilities

Current liabilities	5,020	2,663
Non-current liabilities	3,775	3,470
Total liabilities	8,795	6,133
Total equity	460,213	401,696
Total liabilities and equity	469,008	407,829

Cash totalled $54,613 as at March 31, 2023 compared to $29,955 at December 31, 2022, with the increase primarily attributable to proceeds received from a bought deal public offering that closed on February 7, 2023 and a flow-through bought deal private placement that closed on February 16, 2023 as referred to below in ‘Cash Flows - Financing Activities’, offset by a $24,992 cash call from Juanicipio as referred to below in ‘Cash Flows - Investing Activities’ and above in ‘Investment in Juanicipio’. Other current assets as at March 31, 2023 included accounts receivable of $2,444 (December 31, 2022: $708) and prepaid insurance and other prepaid expenses of $1,961 (December 31, 2022: $1,232). Other current assets include receivables which are comprised primarily of a receivable from Juanicipio related to interest on MAG’s shareholder loan advances (see ‘Related Party Transactions’ below).

The equity accounted investment in Juanicipio balance increased from $338,316 at December 31, 2022 to $369,703 at March 31, 2023 and reflects MAG’s share of earnings from Juanicipio and its ongoing equity accounted investment in Juanicipio, as discussed below in ‘Cash Flows - Investing Activities’ and above in ‘Investment in Juanicipio’.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

Exploration and evaluation assets as at March 31, 2023 increased to $39,947 (December 31, 2022: $37,259) reflecting exploration expenditures incurred on the Deer Trail Project and Larder Project as described above in ‘Exploration and Evaluation Assets’.

Property and equipment of $331 as at March 31, 2023 (December 31, 2022: $348) includes a right-of-use asset recognized under IFRS 16, and exploration camp and equipment.

Current liabilities as at March 31, 2023 amounted to $5,020 (December 31, 2022: $2,663) and are attributable to accrued exploration and administrative expenses, current portion of the IFRS 16 lease obligations, and $2,859 flow-through premium liability.

Non-current liabilities of $3,775 as at March 31, 2023 (December 31, 2022: $3,470) includes the non-current portion of the lease obligation of $102 (December 31, 2022: $140), $409 for a reclamation provision (December 31, 2022: $409) and a deferred income tax liability of $3,264 (December 31, 2022: $2,921), the latter primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

11.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the three months ended March 31, 2023 and March 31, 2022, respectively:

		For the three months ended,
	March 31,	March 31,
	2023	2022
	$	$

Operating activities before movements in non-cash working capital	(2,042)	(1,667)
Movements in non-cash working capital	(1,064)	3
Operating activities	(3,106)	(1,664)
Investing activities	(27,989)	(2,668)
Financing activities	55,875	(28)

Effect of exchange rate changes on cash	(122)	(140)

Increase (decrease) in cash during the period	24,658	(4,500)
Cash, beginning of period	29,955	56,748
Cash, end of period	54,613	52,248

Operating Activities

During the three months ended March 31, 2023, MAG used $2,042 in cash for operations before movements in non-cash working capital, compared to $1,667 in the three months ended March 31, 2022. More cash was expended in operations before working capital changes in the current period, primarily as a result of management and consulting fees ($366), timing of insurance premiums ($66), general office expenses ($57), legal expenses ($72), and shareholder relations and travel ($136). MAG’s movements in operating working capital (accounts receivable, prepaid expenses less trade and other payables) in the three months ended March 31, 2023 increased by $1,064 (March 31, 2022: decreased by $3) primarily related to timing of receipts of receivables and payments of payables. The total use of cash from operating activities in the three months ended March 31, 2023 was $3,106 (March 31, 2022: $1,664).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

Investing Activities

During the three months ended March 31, 2023, the net cash used for investing activities amounted to $27,989 (March 31, 2022: $2,668). In the three months ended March 31, 2023, the
Company used cash to fund advances to Juanicipio, which combined with the Company’s Juanicipio oversight expenditure totalled $25,010, net of $149 received in interest (net of tax) (March 31, 2022: $85). In addition, MAG expended $2,979 (March 31, 2022: $1,291) on its exploration and evaluation properties (see ‘Exploration and Evaluation Assets’ above). During the three months ended March 31, 2022, a $2,403 convertible note receivable was issued to Gatling by the Company (see ‘Larder Project’ above), and the Company received cash proceeds of $1,111 from the sale of certain equity securities originally acquired as part of its divestiture of non-core exploration properties in prior years.

Financing Activities

On February 7, 2023, the Company closed a $42,558 bought deal public offering and issued 2,905,000 common shares at a price of $14.65 per common share. On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement and issued 969,450 Flow-Through Shares at a price of $17.67 (C$23.75) per Flow-Through Share. Share issuance costs for both equity financings amounted to $4,011 yielding net proceeds of $55,680.

In addition, during the three months ended March 31, 2023, 21,346 stock options were exercised for cash proceeds of $225 (March 31, 2022: nil).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

12.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except for per share amounts)):

	2023	2022				2021
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Income from equity accounted investment in Juanicipio (3)	7,919	2,877	11,781	12,347	13,762	8,777	1,457	4,820
Interest income (1)	564	295	216	18	101	22	25	42
Other income	127	-	-	-	-	-	-	-
General and administrative expenses	3,272	3,797	3,003	3,282	2,270	3,347	2,212	3,029
Net income (loss) (2)	4,713	(825)	8,227	7,562	2,680	8,662	(2,280)	3,305
Net income (loss) per share	0.05	(0.01)	0.08	0.08	0.03	0.09	(0.02)	0.03
Diluted net income (loss) per share	0.05	(0.01)	0.08	0.08	0.03	0.09	(0.02)	0.03

(1)	The Company’s only source of interest income during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Revenue within Juanicipio where MAG owns a 44% interest, is recognized through MAG’s income (loss) from equity accounted Investment in Juanicipio (see ‘Investment in Juanicipio’ above) which is reflected above in net income (loss) as applicable.

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.” Net income from Q4 2021 onwards was positively impacted by processing of more mineralized material than in prior periods (see ‘Underground Mine Production – Juanicipio Project’ above). Net income was negatively impacted in Q1 2022 by a write-down of an exploration and evaluation asset for $10,471 (see 'Exploration and Evaluation Assets - Option Earn-in Agreement' above).

(3)	Income from equity accounted Investment in Juanicipio is often materially affected by changes in volatile metal prices, start-up and ramp-up activities associated with mining and processing, non-cash deferred tax movements related to assets being brought into use as well as fluctuating feed grades as the operations approach steady state. Q4 2022 lower income in equity accounted Investment in Juanicipio versus Q1-Q3 2022 is mainly due to a lower silver grade from tonnes processed, ranging between 19% and 30% against comparative period.

13.	LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2023, MAG had working capital (current assets less current liabilities) of $53,998 (December 31, 2022: $29,232) including cash of $54,613 (December 31, 2022: $29,955) and no long-term debt. At March 31, 2023, Juanicipio had working capital of $48,351 (December 31, 2022: negative working capital of $1,395) including cash of $8,454 (December 31, 2022: $1,102) (MAG’s attributable share is 44%). MAG does not currently receive dividends or have cash flow from operations, and therefore the Company may require additional capital in the future. Future liquidity may therefore depend upon the Company’s ability to arrange debt or additional equity financings.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

Revolving Credit Facility

In Q4 2021, the Company signed a binding commitment letter for a fully underwritten $40,000 revolving credit facility in order to give MAG additional liquidity and financial flexibility for its 44% share of the Juanicipio development and exploration costs should it be needed. MAG continues to work on customary conditions required to put the facility into place. Until the facility closes, there is no funding available to MAG under the terms of the commitment letter.

Funding of the Juanicipio Project Capex and other Juanicipio related expenditures

With the plant now in the ramp-up phase (see ‘Processing Plant Construction and Commissioning – Juanicipio Project’ above), final initial capital costs are winding down. Additional funding requirements related to market conditions (i.e. lower metal prices or higher inflation driving higher costs for instance), delayed commissioning (see ‘Risks and Uncertainties’ below), tax payments, or additional sustaining capital in excess of the operating cash flow generated is expected to be funded by further cash calls required from Fresnillo and MAG.

Miscellaneous Expenditures

Aside from its investment in Juanicipio, the Company maintains a corporate office and undertakes other exploration activities. The Company may therefore need to raise additional capital in the future in order to meet these funding requirements. Accordingly, future liquidity may depend upon the Company’s ability to arrange additional debt or additional equity financings.

Expected Use of Proceeds and Financings

On November 29, 2021, MAG closed a bought deal share offering and issued 2,691,000 common shares, resulting in net proceeds of $43,242. A reconciliation of the expected use of net proceeds disclosed in the Company’s prospectus supplement dated November 23, 2021 to a short form base shelf prospectus dated April 23, 2020 against the actual use of net proceeds as at March 31, 2023 is as follows:

Description	Estimated Amount ($)	Expended Amount ($)
Exploration expenditures related to the Juanicipio Project, the Deer Trail Project and other projects	17,500	16,920(1)
Development and sustaining capital expenditures not included in the estimated initial project capital related to the Juanicipio Project (2021-2022)	16,700	8,140
Working capital and general corporate purposes	9,000	9,000
Variance in previously disclosed expected use of proceeds (2)	-	8,560
Total	43,200	42,620
(1)	The Company anticipates $580 of the remaining proceeds from the offering will be allocated to exploration expenditures, aligned with previously disclosed expectations.

(2)	The balance of the proceeds from the offering previously expected to be applied to development and sustaining capital expenditures not included in the estimated initial project capital related to the Juanicipio Project were subsequently re-allocated to contribute to the extinguishment of substantial tax and mining duty obligations of Juanicipio in Mexico.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 common shares, including 170,000 common shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per common share. A reconciliation of the expected use of net proceeds disclosed in the Company’s short form prospectus dated February 2, 2023 against the actual use of net proceeds as at March 31, 2023 is as follows:

Description	Estimated Amount ($)	Expended Amount ($)
Exploration expenditures related to the Juanicipio Project, the Deer Trail Project and other projects	17,600	- (1)
Development and sustaining capital expenditures not included in the estimated initial project capital related to the Juanicipio Project	14,200	-
Working capital and general corporate purposes	11,700	2,824 (2)
Variance in previously disclosed expected use of proceeds (3)	-	16,432
Total	43,500	19,256
(1)	The Company anticipates all of the remaining proceeds from the offering will be allocated to exploration expenditures, aligned with previously disclosed expectations.

(2)	The Company anticipates $6,644 of the remaining proceeds from the offering will be allocated to working capital and general corporate purposes, aligned with previously disclosed expectations.

(3)	All proceeds from the offering previously expected to be applied to development and sustaining capital expenditures not included in the estimated initial project capital related to the Juanicipio Project, and $2,232 expected to be applied to working capital and general corporate purposes, were subsequently re-allocated to contribute to the extinguishment of substantial tax and mining duty obligations of Juanicipio in Mexico.

As noted above in ‘Cash Flows’, MAG expended $2,249, net of $730 flow-through eligible expenditures at the Larder Project (year ended December 31, 2022: $14,671), on its exploration and evaluation properties (excluding Juanicipio Project’s exploration expenditures as directly funded by Juanicipio) in the three months ended March 31, 2023, corresponding to the exploration expenditures in the first category in the tables above (November 2021 bought deal:$580 remaining; February 2023 bought deal: $17,600 remaining), and MAG used $3,106 (year ended December 31, 2022: $8,718) during the three months ended March 31, 2023 for operations corresponding to the working capital and general corporate purposes above.

In March 2023, MAG advanced $24,992 (December 2022: $8,140) to Juanicipio and estimates that the full amount was used to extinguish substantial tax and mining duty obligations not included in the initial project capital, constituting a re-allocation in the initially anticipated use of funds of $2,232 and $14,200 previously disclosed in the second category (November 2021 bought deal:$nil remaining; February 2023 bought deal: $6,644 remaining) and third category (November 2021 bought deal: $nil remaining; February 2023 bought deal: $nil remaining) respectively, of the foregoing tables. Given the variances mentioned above, the Company does not expect any adverse impact on its ability to achieve its the business objectives and milestones.

Additionally, the Company closed a $17,133 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 Flow-Through Shares, including 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option at a price of $17.67 (C$23.75) per Flow-Through Share. Total proceeds are intended for the Larder Project, whereby plans are being finalized for exploration programs in 2023 and 2024. As at March 31, 2023, the Company incurred $730 of eligible spend at the Larder Project ($16,403 remaining).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

Other than as set forth above, it is expected that the full use of proceeds from each of the above noted offerings, once expended, will align with the above estimates, and the actuals will be reported in future MD&A, however, there can be no assurances the above objectives will be completed as circumstances may change and a reallocation of the funds may be necessary in order for the Company to achieve its stated business objectives.

14.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at March 31, 2023 for committed exploration work and other committed obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$

Committed exploration expenditures (3)	-	-	-	-	-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Consulting contract commitments	883	517	291	75	-
Total Obligations and Commitments	883	517	291	75	-
1)	Although MAG Silver makes cash advances to Juanicipio as cash is called by the operator Fresnillo (based on approved Juanicipio budgets), they are not contractual obligations. MAG intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Juanicipio.

2)	According to the operator, Fresnillo, as at March 31, 2023, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $36,561 (December 31, 2022: $47,809) with respect to the Juanicipio Project, both on a 100% basis.

3)	The Company also has discretionary commitments for property option payments and exploration expenditures as outlined in Note 11 ‘Exploration and Evaluation Assets’ of the Company’s audited consolidated financial statements for the year ended December 31, 2022. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

Other than as disclosed above, there were no material changes in the specified contractual obligations of the Company during the three months ended March 31, 2023.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

15.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at May 9, 2023, the following common shares, stock options, replacement stock options and warrants, RSUs, PSUs and DSUs were outstanding:

	Number of shares	Exercise Price (in Canadian dollars) or Conversion Ratio	Remaining Life

Common shares	102,894,098	n/a	n/a
Stock options	1,222,355	C$13.46 – C$23.53	1.0 to 4.9 years
Replacement stock options	41,116	C$21.40 – C$39.91	0.3 to 1.4 years
Replacement warrants	19,090	C$35.17 – C$35.29	0.3 year
Performance Share Units (“PSUs”) (1)	330,313	1:1(1)	1.0 to 4.9 years
Restricted Share Units(“RSUs”)	155,081	1:1	1.0 to 4.9 years
Deferred Share Units (“DSUs”) (2)	437,126	1:1	n/a (2)
Fully Diluted	105,099,179

(1) Includes 76,914 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 19,450 PSUs to 134,377 PSUs.

(2) To be share settled, but no common shares are to be issued in respect of a participant in MAG’s deferred share unit plan prior to such eligible participant’s termination date.

16.	OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local community, or “local ejido”.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

17.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

The Company is exposed to global and localized inflation which continues to be impacted by the ongoing Russia-Ukraine conflict, supply chain disruptions and rising interest rates.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG Silver’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

Obtaining exploration permits in all the jurisdictions in which the Company operates, often encounter tribal, First Nations, and other forms of community resistance. Likewise, surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo project. Any further challenge to the access or exploration of any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

On March 28, 2023, a legislative initiative aimed at amending multiple legal codes, inclusive of the Mexican Federal Mining Law (the “Federal Mining Law”), was presented to the Mexican Congress by the President of Mexico. The proposed amendments pertain to, among other matters, granting of future mining permits and transfer of permits, shortening concession life, granting of future water permits, mine reclamation, profit-sharing requirements to distribute at least 7% of profits to local indigenous communities and management of mine waste. This initiative underwent a series of reviews and modifications, culminating in preliminary approval by the lower house of Congress, the Chamber of Deputies, on April 20, 2023. On April 29, 2023, the Mexican Senate approved the legislation. The bill is subject to approval by Mexico’s Federal Executive Branch for its signing into law and publication in the official gazette. The Company is committed to monitoring these legislative proceedings with the utmost attention, facilitating a thorough review and evaluation of potential outcomes and their implications specifically concerning our 44% interest in Juanicipio, including the treatment of concessions issued under previous legislation.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, demands, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

18.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form dated March 27, 2023 available on SEDAR at www.sedar.com and incorporated by reference herein.

In addition, the Company is exposed to a variety of financial instrument-related risks in the normal course of operations. The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and a lease obligation. A discussion with respect to the fair value of such instruments is included in Note 13 of the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2023. The Company examines the various financial instrument related risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk and interest rate risk. Management’s objectives, policies and procedures for managing these risks are disclosed in Note 11 of the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2023.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

19.	OFF-BALANCE SHEET ARRANGEMENTS

MAG has no off-balance sheet arrangements.

20.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition and discovery of the Juanicipio property.

During the three months ended March 31, 2023 and 2022, the Company incurred expenses with Cascabel and IMDEX as follows:

	For the three months ended
	March 31,	March 31,
	2023	2022
	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	78	68
Travel and expenses	13	8
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	13	13
Field exploration services	37	40
Share-based payments (non-cash)	114	86
	255	215

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at March 31, 2023 is $155 related to these services (December 31, 2022: $104).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to pay a 2.5% NSR royalty on the Cinco de Mayo property to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2023 (%)	2022 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this section.

Minera Juanicipio was created for the purpose of holding the Juanicipio property, and is held 56% by Fresnillo and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral in the same ownership proportions (Fresnillo 56% / MAG 44%) for the purpose of holding the Juanicipio plant and mining equipment, to be leased to Minera Juanicipio.

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9,314,877 common shares of the Company as at March 31, 2023, as publicly reported. Juanicipio is governed by shareholder agreements and corporate by-laws. All costs relating to the project and Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio.

As at March 31, 2023, Fresnillo and the Company have advanced $289,507 as shareholder loans (MAG’s 44% share $127,379) to Juanicipio, bearing interest at 3 and 6 month LIBOR + 2%. From January 2022, with the mine being brought into commercial production, a portion of the interest was expensed whereas the remainder, pertaining to the plant, continued to be capitalised. Capitalised interest net of recontributions in 2022 of $1,336 was applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry. From January 2023 with the commencement of commissioning of the plant at Juanicipio, all of the interest is expensed. Interest recorded by the Company for the three months ended March 31, 2023 totalling $1,679 (year ended December 31, 2022: $1,058) has therefore been included in the income from its equity accounted Investment in Juanicipio.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

During the three months ended March 31, 2023 and 2022, compensation of key management personnel (including directors) was as follows:

		For the three months ended
	March 31,	March 31,
	2023	2022
	$	$
Salaries and other short term employee benefits	501	416
Share-based payments (non-cash)	654	249
	1,155	665

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer (the “CEO”), the CFO and the Chief Sustainability Officer.

21.	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS

(a)	Significant judgements

In preparing the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2023, the Company made judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2023, have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2022.

(b)	Significant estimates

The preparation of the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2023 in conformity with IFRS required management to make estimates and assumptions that affected the amounts reported and disclosed. These estimates were based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2022.

22.	CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2023 are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2022.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

23.	CONTROLS AND PROCEDURES

The Company has filed certificates signed by the CEO and the CFO that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting as at March 31, 2023.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The board of directors (the “Board”) approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three months ended March 31, 2023 were approved by the Board on May 8, 2023. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore, even those systems determined to be effective can provide only reasonable (not absolute) assurance that the objectives of the control system are met and as such, misstatements due to error or fraud may occur and not be detected. The CEO and CFO have designed the Company’s internal control over financial reporting as of March 31, 2023 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes in internal controls over financial reporting during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

24.	ADDITIONAL INFORMATION

Additional information on the Company, including the Company’s most recent Annual Information Form dated March 27, 2023 is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

25.	CAUTIONARY STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

•	statements regarding the anticipated time and capital schedule to full production;
•	statements that address our expectations with respect to the ramp-up of the processing plant at the Juanicipio Project;
•	estimated project economics, including but not limited to, plant or mill recoveries, payable metals produced, underground mining rates;
•	the estimation of Mineral Resources;
•	estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
•	an operator services agreement coming into effect for the Juanicipio Project on the timing contemplated herein, if at all;
•	anticipated job creation at the Juanicipio Project once it reaches full production and the potential for scale-up of operations beyond 4,000 tpd at the Juanicipio plant;
•	the anticipated impact on the Company’s business and operations from the re-allocation of proceeds received from the Company’s recent public offerings;
•	expectations and estimates regarding use of proceeds;
•	the expected capital, sustaining capital and working capital requirements to achieve full commercial production at the Juanicipio Project, including the potential for additional cash calls;
•	production rates, payback time, capital and operating and other costs, internal rate of return, anticipated life of mine, and mine plan;
•	expected upside from additional exploration;
•	expected capital requirements and sources of funding;
•	statements regarding proposed amendments to applicable Mexican legislation, including the Federal Mining Law;
•	statements regarding the 2022 Sustainability Report, including the contents therein; and
•	other future events or developments.

When used in this MD&A, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this MD&A include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime and proposed amendments to applicable Mexican legislation, including the Federal Mining Law, MAG’s ability to obtain adequate financing, and outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks relating to the development of the Juanicipio Project and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the 2017 PEA; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form dated March 27, 2023 available under the Company’s profile on SEDAR at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three months ended March 31, 2023

(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note for United States Investors

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including all Mineral Resource estimates contained in such technical disclosure has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this MD&A, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource estimates under the standards adopted under the SEC Modernization Rules.

Cautionary Note to Investors Concerning Estimates of Mineral Resources

Investors are cautioned not to assume that any part, or all, of the mineral deposits categorized as “Inferred Mineral Resources” or “Indicated Mineral Resources” will ever be converted into Mineral Reserves. “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.